Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

August 29, 2016

Via EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Cash:

We have reviewed your letter dated August 16, 2016.  Below are the staff's comments, followed by our responses, which are numbered to correspond with the numbers set forth in the staff's comment letter:

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 21
Annual Incentive Compensation, page 26

1.	In future filings, please disclose the adjustments to operating income that were used for the calculation of the actual amount of annual bonuses awarded to your named executive officers.

Company Response:

Your comment is noted, and in future filings, we will include the requested disclosures regarding any adjustments to operating income that may be used for purposes of calculating the actual amount of any annual bonuses awarded to our named executive officers.

In future filings, please clarify how performance factors based on achievements between 80% of target and 100% of target, and 100% of target and 125% of target, are calculated.

Company Response:

Your comment is noted, and in future filings, we will include the requested disclosures regarding the calculation of any performance factors that are used in calculating any annual bonuses awarded to our named executive officers.

Form 10-Q for the Fiscal Quarter Ended April 2, 2016
Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
General Overview, page 16

2.	Please expand your disclosure in future filings to more fully describe the changes to your management reporting structure, as well as the reason the Chief Operating Decision Maker has determined that managing the business and allocating resources with three segments better supports your business strategy.

Company Response:

Your comment is noted, and future filings, will include language similar to the following:

"The changes to the reporting structure resulted from management's decision to operationally separate certain businesses, including by appointing separate management teams, in order to enhance the level of focus on those businesses.  In addition, as a result of several acquisitions, management believes it is now appropriate to separate certain businesses with similar characteristics that had been aggregated within the previously disclosed OEM segment, and to create the Climate segment."

Please tell us if and how the change in your management reporting structure impacted your reporting units and the reassignment of goodwill.  Refer to ASC 350-20-35-45.

Company Response:

As a result of the change in our management reporting structure as described above, components that were previously aggregated and disclosed as the Standard Products Division (SPD) reporting unit in accordance with ASC subtopic 350-20 were reorganized into separate operating segments as defined by ASC 280.  As such, there was a change in the composition of our reporting units as previously identified and disclosed. The former SPD reporting unit was comprised of the B&K component (now reported in the Trading Group operating segment) and the Mueller Distribution Group component (now reported in the Domestic Piping Systems Group operating segment).   Therefore, in accordance with ASC 350-20-55-8, we identified two new reporting units, B&K and Mueller Distribution Group.  In accordance with ASC 350-20-35-45, we reassigned the goodwill previously attributable to the former SPD reporting unit proportionally to the B&K and Mueller Distribution Group reporting units using a relative fair value allocation approach based on the estimated fair values of the new reporting units on the date of change.  There was no impairment of goodwill for the respective reporting units before or after the aforementioned change.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, you may connect me by telephone at (901) 753-3226, or you may contact Anthony Steinriede, Vice President-Controller, at (901) 753-3227.
Sincerely,

/s/ Jeffrey A. Martin
Chief Financial Officer